Dreyfus New York Tax Exempt Intermediate Bond Fund
Statement of Investments
August 31, 2005 (Unaudited)

Long-Term Municipal Investments--97.4%	Principal Amount ($)	Value ($)
New York--90.9%		
Battery Park City Authority, Senior Revenue		
5.25%, 11/1/2015	4,350,000	4,890,748
Buffalo:		
5%, 12/1/2012 (Insured; FGIC)	1,800,000	1,961,892
5.125%, 12/1/2014 (Insured; FGIC)	2,820,000	3,086,687
Buffalo Fiscal Stability Authority,		
Sales Tax and State Aid Secured Bonds		
5%, 9/1/2019 (Insured; MBIA)	1,985,000	2,180,781
Cattaraugus County Industrial Development Agency,		
Civic Facility Revenue		
(Saint Bonaventure University Project):		
5%, 9/15/2009	745,000	774,711
5%, 9/15/2009	1,055,000	1,097,073
5%, 9/15/2010	740,000	769,578
5%, 9/15/2010	1,110,000	1,154,367
5%, 9/15/2011	825,000	854,370
5%, 9/15/2011	1,160,000	1,201,296
5%, 9/15/2012	1,225,000	1,262,571
City School District of the City of Niagara Falls,		
COP (High School Facility):		
5.625%, 6/15/2013 (Insured; MBIA)	2,045,000	2,356,515
5%, 6/15/2019 (Insured; FSA)	3,250,000	3,534,278
Dutchess County Industrial Development		
Agency, IDR (IBM Project)		
5.45%, 12/1/2009	5,000,000	5,395,800
Erie County, Public Improvement		
5.25%, 4/1/2018 (Insured; MBIA)	2,000,000	2,222,240
Grand Central District Management		
Association, Inc. (Capital Improvement-		
Business Improvement)		

4%, 1/1/2008	1,100,000	1,121,956
Hempstead Town Industrial		
Development Agency:		
Civil Facility Revenue (Hofstra University		
Civic Facility)		
5.25%, 7/1/2018	1,730,000	1,866,255
RRR (American Ref Fuel Project)		
5%, 12/1/2010	5,000,000	5,243,800
Huntington Housing Authority,		
Senior Housing Facility Revenue		
(Gurwin Jewish Senior Residences)		
5.50%, 5/1/2009	1,475,000	1,509,087
Long Island Power Authority,		
Electric System General Revenue:		
5.50%, 12/1/2011 (Insured; AMBAC)	5,000,000	5,595,400
5.25%, 12/1/2014	2,640,000	2,946,530
5.25%, 12/1/2014 (Insured; MBIA)	2,700,000	3,047,247
Metropolitan Transportation Authority:		
Dedicated Tax Fund		
5%, 11/15/2009 (Insured; FSA)	1,400,000	1,501,486
Transit Revenue:		
5.125%, 1/1/2012 (Insured; FSA)	1,830,000 a	2,022,150
5.125%, 7/1/2012 (Insured; FSA)	3,820,000 a	4,244,440
Nassau County, General Improvement:		
5.10%, 11/1/2011 (Insured; AMBAC)	3,725,000 a	3,968,354
5.75%, 3/1/2013 (Insured; FSA)	4,955,000 a	5,489,843
Nassau County Health Care Corp.,		
Health System Revenue		
6%, 8/1/2009 (Insured; FSA)	4,000,000 a	4,510,600
New York City:		
5.25%, 8/1/2008	3,645,000	3,867,600
5.25%, 8/1/2017	2,295,000	2,521,838
5.25%, 10/15/2019	5,000,000	5,431,350
5.25%, 10/15/2019 (Insured; FSA)	1,450,000	1,616,054
5%, 4/1/2020	3,500,000	3,751,755
5%, 8/1/2020	2,000,000	2,147,920
New York City Health and Hospital Corp.,		

Health System Revenue		
5.25%, 2/15/2017	1,550,000	1,615,487
New York City Housing Development Corp.,		
Capital Fund Program Revenue		
(New York City Housing Authority Program)		
5%, 7/1/2016 (Insured; FGIC)	4,000,000	4,419,960
New York City Industrial Development Agency,		
Civic Facility Revenue:		
(College of Aeronautics Project):		
5.10%, 5/1/2008	500,000	515,990
5.25%, 5/1/2010	555,000	582,989
5.30%, 5/1/2011	585,000	612,951
(United Jewish Appeal Federation Project):		
5%, 7/1/2012	1,460,000	1,599,912
5.25%, 7/1/2015	1,640,000	1,835,209
5.25%, 7/1/2016	1,780,000	1,985,056
New York City Municipal Water Finance		
Authority, Water and Sewer System Revenue		
5.375%, 6/15/2016	1,500,000	1,667,130
New York City Transit Authority,		
Metropolitan Transportation Authority,		
Triborough Bridge and Tunnel Authority, COP		
5.625%, 1/1/2013 (Insured; AMBAC)	2,675,000	2,954,725
New York City Transitional Finance Authority, Revenue:		
5.25%, 11/1/2011 (Insured; MBIA)	2,260,000	2,501,978
(Future Tax Secured):		
5.25%, 5/15/2009	3,000,000 a	3,266,190
5.75%, 2/15/2010	2,115,000 a	2,367,319
5.25%, 8/1/2011 (Insured; FSA)	2,000,000	2,208,020
5.75%, 2/15/2014	2,885,000	3,206,360
New York State Dormitory Authority, Revenue:		
(Carmel Richmond Nursing Home)		
5%, 7/1/2015 (LOC; Allied Irish Bank PLC)	2,000,000	2,104,640
(Catholic Health - Long Island Obligation Group):		
5%, 7/1/2010	1,370,000	1,452,145
5%, 7/1/2011	1,585,000	1,685,299
(City University):		
5.75%, 7/1/2013 (Insured; AMBAC)	3,000,000	3,428,100
5.75%, 7/1/2016 (Insured; FGIC)	2,000,000	2,223,300

(Columbia University):		
5.375%, 7/1/2013	1,000,000	1,121,420
5%, 7/1/2014	4,500,000	5,032,440
(Department of Health)		
6%, 7/1/2006	2,350,000	2,408,163
(FIT Student Housing Corp.)		
5.25%, 7/1/2016 (Insured; FGIC)	3,755,000	4,200,456
Hospital Insured Mortgage		
5%, 8/15/2009 (Insured; FSA)	4,000,000	4,257,040
Lease (Court Facilities - Westchester County)		
5%, 8/1/2010	5,570,000	5,940,015
(Lenox Hill Hospital Obligation Group):		
5.75%, 7/1/2012	1,785,000	1,963,571
5.75%, 7/1/2013	1,000,000	1,095,390
(Manhattan College):		
5.50%, 7/1/2012 (Insured; Radian)	1,450,000	1,612,371
5.50%, 7/1/2013 (Insured; Radian)	2,605,000	2,882,172
(Mental Health Services Facilities Improvement):		
6%, 8/15/2006	10,000	10,301
5.25%, 2/15/2014	2,305,000 a	2,588,123
5.25%, 2/15/2018	445,000	487,070
(Mount Sinai NYU Health Obligated Group):		
5%, 7/11/2011	1,000,000	1,021,640
5%, 7/11/2013	1,000,000	1,016,830
(Municipal Health Facilities Improvement Program)		
5.50%, 1/15/2013 (Insured; FSA)	1,350,000	1,493,869
(New York Methodist Hospital):		
5.25%, 7/1/2018	750,000	814,200
5.25%, 7/1/2019	1,395,000	1,511,190
(New York University)		
5%, 7/1/2009 (Insured; MBIA)	3,070,000	3,282,045
(North Shore Long Island Jewish Group)		
5%, 5/1/2018	3,280,000	3,433,865
(NYSARC Inc.)		
5%, 7/1/2012 (Insured; FSA)	1,100,000	1,208,922
(Park Ridge Housing Inc.)		
6.125%, 8/1/2015 (Collateralized; FNMA)	2,875,000	3,145,078
(Rivington House):		
4.50%, 11/1/2006 (Collateralized; SONYMA)	1,190,000	1,210,706
5.25%, 11/1/2012 (Collateralized; SONYMA)	1,000,000	1,107,690
(Saint Barnabas)		
5.25%, 8/1/2015 (Insured; AMBAC)	2,135,000	2,326,018
(Schools Program):		
5.25%, 7/1/2010 (Insured; MBIA)	1,670,000	1,810,764
5.25%, 7/1/2011	1,435,000	1,537,646

Secured Hospital		
(Interfaith Medical Center)		
5.375%, 2/15/2012 (Insured; MBIA)	3,340,000	3,552,023
(South Nassau Communities Hospital):		
5%, 7/1/2008	1,490,000	1,551,552
5.25%, 7/1/2010	1,465,000	1,562,247
State Personal Income Tax		
(Education) 5.375%, 3/15/2013	5,000,000 a	5,661,350
(State Service Contract - Albany County):		
5.25%, 4/1/2008	1,210,000 a	1,291,953
5.10%, 4/1/2010	2,310,000	2,437,859
(State University Educational Facility)		
5.25%, 5/15/2013 (Insured; FGIC)	2,500,000	2,800,825
(Upstate Community Colleges)		
5.25%, 7/1/2018	2,000,000	2,189,840
New York State Environmental Facilities Corp.:		
Revenue (Personal Income Tax)		
5.375%, 1/1/2015 (Insured; FGIC)	1,000,000	1,116,870
SWDR (Waste Management Inc. Project)		
4.45%, 7/1/2009	2,000,000	2,041,580
New York State Housing Finance Agency, Revenue:		
(Service Contract Obligation)		
5.25%, 3/15/2011	3,465,000	3,647,016
State Personal Income Tax		
(Economic Development and Housing)		
5%, 9/15/2020 (Insured; FGIC)	1,270,000	1,377,734
New York State Local Government		
Assistance Corp.		
5.25%, 4/1/2016 (Insured; MBIA)	1,480,000	1,670,343
New York State Power Authority, Revenue		
5%, 11/15/2008	1,300,000	1,377,610
New York State Thruway Authority		
(Highway and Bridge Trust Fund):		
5.75%, 4/1/2010 (Insured; FGIC)	2,000,000 a	2,242,600
5.25%, 4/1/2012 (Insured; FSA)	3,500,000 a	3,904,075
5%, 4/1/2018 (Insured; AMBAC)	5,000,000 b	5,509,550
New York State Urban Development Corp.,		
Corporate Purpose - Subordinated Lien		
5.125%, 7/1/2018	4,550,000	4,950,491

Niagara County Industrial Development Agency,		
SWDR (American Ref Fuel Co.)		
5.625%, 11/15/2014	1,350,000	1,446,498
Orange County Industrial Development Agency,		
Life Care Community Revenue		
(The Glen Arden Inc. Project):		
5.30%, 1/1/2006	250,000	249,730
5.35%, 1/1/2007	225,000	223,841
Port Authority of New York and New Jersey,		
Special Obligation Revenue		
(Special Project - JFK International Air Terminal 6):		
6.25%, 12/1/2008 (Insured; MBIA)	2,885,000	3,130,052
6.25%, 12/1/2009 (Insured; MBIA)	1,200,000	1,326,792
Rensselaer Industrial Development Agency,		
IDR (Albany International Corp.)		
7.55%, 6/1/2007 (LOC; Fleet Trust Co.)	2,000,000	2,138,460
Sales Tax Asset Receivable Corp.,		
Sales Tax Asset Revenue		
5.25%, 10/15/2019 (Insured; MBIA)	4,000,000	4,477,800
Suffolk County Industrial Development Agency,		
IDR (Nissequogue Cogen Partners Facility)		
4.875%, 1/1/2008	1,315,000	1,346,060
Suffolk County Judicial Facilities Agency,		
Service Agreement Revenue		
(John P Cohalan Complex)		
5%, 4/15/2016 (Insured; AMBAC)	2,720,000	2,929,794
34th Street Partnership Inc.,		
34th Street Business Improvement District,		
Capital Improvement		
5%, 1/1/2018	1,200,000	1,299,336
Tobacco Settlement Financing Corp. of New York,		
Asset Backed, Revenue:		
4%, 6/1/2007	3,000,000	3,052,470
5%, 6/1/2011	1,000,000	1,016,060
5.50%, 6/1/2018	4,775,000	5,294,472
5.50%, 6/1/2021	3,000,000	3,323,490

Triborough Bridge and Tunnel Authority:			
General Revenue			
5%, 11/15/2020		4,000,000	4,307,680
Special Obligation			
5.125%, 1/1/2014 (Insured; MBIA)		3,000,000 a	3,357,660
Westchester County Industrial			
Development Agency, RRR:			
Equity (Westchester Resco Co. Project)			
5.50%, 7/1/2009		2,650,000	2,746,460
(Westchester Resco Co. Project)			
5.125%, 7/1/2006 (Insured; AMBAC)		1,000,000	1,018,360
Westchester Tobacco Asset Securitization Corp.,			
Tobacco Settlement Asset-Backed Bonds			
4.50%, 6/1/2021		3,000,000	3,000,990
Yonkers, GO			
5.25%, 12/1/2015 (Insured; AMBAC)		2,110,000 a	2,297,136

U.S. Related--6.5%

Children's Trust Fund of Puerto Rico,			
Tobacco Settlement Revenue Asset Backed Bonds:			
5.75%, 7/1/2010		2,000,000 a	2,229,920
5.75%, 7/1/2010		3,000,000 a	3,344,880
Puerto Rico Housing Finance Authority			
(Capital Fund Program)			
5%, 12/1/2013		5,195,000	5,702,084
Puerto Rico Public Buildings Authority			
(Government Facilities):			
4.50%, 7/1/2007		3,000,000	3,065,460
5%, 7/1/2012 (Insured; AMBAC)		2,000,000	2,190,380
Virgin Islands Water and Power Authority,			
Electric System			
5.125%, 7/1/2011 (Insured; Radian)		4,230,000	4,453,175

Total Long-Term Municipal Investments
(cost $300,719,943)   **313,752,885**

Short-Term Municipal Investments--4.2%

New York--3.2%

New York City:		
2.30% (LOC; JPMorganChase Bank)	1,100,000 c	1,100,000
2.33% (Insured; FSA)	1,500,000 c	1,500,000
New York City Municipal Water Finance Authority,		
Water and Sewer Systems Revenue:		
2.30% (Insured; FGIC)	1,500,000 c	1,500,000
2.33% (Insured, FGIC)	5,800,000 c	5,800,000
New York City Transitional Finance Authority,		
Revenue (NYC Recovery) 2.33%	500,000 c	500,000

U.S. Related--1.0%

Puerto Rico Government Development Bank, CP		
3.55%, 1/26/2006	3,000,000	3,002,670
Total Short-Term Municipal Investments		
(cost $13,400,000)		13,402,670
Total Investments (cost $314,119,943)	101.6%	327,155,555
Liabilities, Less Cash and Receivables	(1.6%)	(5,193,708)
Net Assets	100.0%	321,961,847

Notes to Statement of Investments:

a These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.
b Purchased on a delayed delivery basis.
c Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.